UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                                             File No. 812-_____

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In the matter of

First Trust Exchange Traded Fund
First Trust Exchange Traded Fund II
First Trust Exchange Traded Fund III
First Trust Exchange Traded AlphaDEX  Fund
First Trust Advisors L.P.
and First Trust Portfolios L.P.
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Application for an Order under Section 6(c) of the Investment
Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:

First Trust Exchange-Traded Fund                  Eric F. Fess
First Trust Exchange-Traded Fund II               Felice R. Foundos
First Trust Exchange-Traded Fund III              Suzanne M. Russell
First Trust Exchange-Traded AlphaDEX(R) Fund      Chapman and Cutler LLP
First Trust Advisors L.P.                         111 West Monroe
First Trust Portfolios L.P.                       Chicago, IL  60603
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine



                    Page 1 of 44 sequentially numbered pages

     As filed with the Securities and Exchange Commission on July 15, 2010


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                               TABLE OF CONTENTS

SECTION                        HEADING                                     PAGE

I.   INTRODUCTION                                                             3
     A.   Summary of Application                                              3
     B.   Comparability to Prior Commission Orders                            5

II.  THE APPLICANTS                                                           6
     A.   The Existing Trusts                                                 6
     B.   The Advisor and Fund Subadvisors                                    6
     C.   The Distributor                                                     7
     D.   Other Service Providers                                             7

III. APPLICANTS' PROPOSAL                                                     7
     A.   The Initial Fund                                                    7
     B.   Benefits of Funds to Investors.                                     7
     C.   Procedures to Address Potential Conflicts of Interest               8
     D.   Capital Structure and Voting Rights; Book Entry                     9
     E.   Exchange Listing                                                   10
     F.   Sales of Shares                                                    10
     G.   Pricing                                                            16
     H.   Redemption                                                         16
     I.   Settlement and Clearing Outside the Shares Clearing Process        19
     J.   Dividends, Distributions and Taxes                                 21
     K.   Shareholder Transaction and Operational Fees and Expenses.         21
     L.   Dividend Reinvestment Service                                      22
     M.   Availability of Information                                        22
     N.   Sales and Marketing Materials; Prospectus Disclosure               23
     O.   Third-Party Broker-Dealer Issues                                   24
     P.   Qualification as a Regulated Investment Company                    25

IV.  REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS                         25
     A.   Sections 2(a)(32) and 5(a)(1) of the 1940 Act                      25
     B.   Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act    26
     C.   Section 22(e) of the 1940 Act                                      28
     D.   Section 17(a) of the 1940 Act                                      29

V.   CONDITIONS                                                              31

VI.  NAMES AND ADDRESSES                                                     32

VII. AUTHORIZATION AND SIGNATURES                                            35

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I.   INTRODUCTION

     A.   Summary of Application.

     In this application (this "Application"), First Trust Exchange-Traded Fund (the "Initial Trust"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded Fund III ("Trust III"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX Trust" and, together with the Initial Trust, Trust II and Trust III, the "Existing Trusts"), First Trust Advisors L.P. (the "Advisor"), and First Trust Portfolios L.P. (the "Distributor" and, together with the Existing Trusts and the Advisor, the "Applicants") apply for and request an order (the "Order") of the Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.(1)

     Applicants are seeking the Order to permit Trust III to create and operate one series which will be a Fixed Income Fund as defined below (the "Initial Fund") that offers exchange-traded shares ("Shares") with limited redeemability. The Initial Fund is described in Section III.A below.

     Applicants request that the Order requested herein apply not only to the Existing Trusts and the Initial Fund, but also to any other open-end management company existing or created in the future (together with the Existing Trusts, the "Trusts" and each a "Trust") and any existing(2) or future series of the Trusts that may utilize active management investment strategies and invest (i) in fixed income securities (including without limitation exchange-traded notes) traded in the U.S. or non-U.S. markets (such securities, "Fixed Income Securities" and each such series, a "Fixed Income Fund") or (ii) in a combination of equity securities (which may include shares of other


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(1)   Pursuant to relief previously obtained, the Applicants may, in general terms, operate actively managed exchange-traded funds that invest primarily in equity securities ("Active Equity Funds"). In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (September 29, 2008) (notice) and 28468 (October 27, 2008) (order).
      In addition, pursuant to relief previously obtained, the Applicants may, in general terms, operate exchange-traded funds that invest primarily in equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index ("Index ETFs"). In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (September 20, 2005) (order) (the "Original Index ETF Order"), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (March 30, 2007) (notice) and 27784 (April 25, 2007) (order) (the "International Index ETF Order;" the Original Index ETF Order and the International Index ETF Order are collectively referred to as the "Prior Index ETF Orders").

(2) Applicants intend that any existing series (including any existing series that, as of the date of the filing of this Application, is operating as an Index ETF pursuant to the Prior Index ETF Orders) of the Trusts that may seek to operate as a Fund (as defined below) also would be permitted to rely on the Order.

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exchange-traded funds, money market mutual funds or other investment companies)(3) and Fixed Income Securities (each such series, a "Balanced
Fund"). The Initial Fund, together with the other series described in the preceding sentence, are collectively referred to as the "Funds"; the Funds other than the Initial Fund are collectively referred to as the "Future Funds." Fixed Income Funds that invest all or a portion of their assets in securities traded in international markets are referred to as "International Fixed Income Funds." International Fixed Income Funds and Balanced Funds that invest all or a portion of their assets in securities traded in international markets are referred to as "International Funds." The Funds may also invest in various other instruments, including but not limited to currencies, commodities, U.S. money market securities and non-U.S. money market securities, all in accordance with their investment objectives. International Funds also reserve the ability to invest in American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), and European Depositary Receipts ("EDRs" and together with ADRs and GDRs, "Depositary Receipts"). The Depositary Receipts will be negotiable securities that represent ownership of a non-U.S. company's publicly-traded stock.(4) No Fund relying on the Order will invest in options contracts, futures contracts or swap agreements except to the extent permitted by the Commission and/or its staff in the future. The securities in which a Fund will invest are the "Portfolio Securities." Any Future Fund will (a) be advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor, and (b) comply with the terms and conditions of the Order. Each Fund will operate as an exchange-traded fund (each an "ETF").

     Shares of each Fund will be purchased from a Trust only in large aggregations of a specified number referred to as a "Creation Unit." Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in


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(3)   Any investments by a Fund in any other investment company shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in such other investment company beyond those limitations.

(4)   Although the international stocks will be listed on a Foreign Exchange
      (as defined below), the Funds may invest in the Depositary Receipts (such as ADRs, GDRs and EDRs) representing such securities that are traded in the U.S. The Applicants do not believe that the investment in Depositary Receipts will adversely affect the Funds. The Depositary Receipts in which the Fund will invest will be listed on a Stock Exchange (as defined below) or a Foreign Exchange (as defined below). The Funds will not invest in any listed Depositary Receipts that the Advisor deems illiquid or for which pricing information is not readily available. The Funds will generally invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored. The Advisor believes that holding a Depositary Receipt, rather than the underlying security, may benefit a Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Fund's current Portfolio Deposit (as defined below). The Advisor, any Fund Subadvisor (as defined below) and their affiliated persons will not serve as the depositary bank for any Depositary Receipts held by a Fund. The identity of a depositary bank of any Depositary Receipt will not be a criterion used by the Advisor, any Fund Subadvisor (as defined below) or Fund in selecting Portfolio Securities or Deposit Securities (as defined below).

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Section 2(a)(26) of the 1940 Act (each a "Stock Exchange").(5) The Shares themselves will not be redeemable to a Trust unless combined into a Creation Unit.(6)

     All entities that currently intend to rely on the order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.

     No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

     B.   Comparability to Prior Commission Orders.

     The requested relief is very similar to the relief granted by the Commission to other actively managed ETFs.(7) Moreover, the requested relief is substantially similar to relief previously granted to the Applicants.(8)

     The majority of previous Commission orders permitting ETFs generally have involved Index ETFs. In this case, the ETFs that are the subject of this Application will not attempt to track the performance of a specific securities index. The relief requested herein would permit an ETF to hold securities actively selected by its investment adviser or sub-adviser (if applicable) unrelated to the performance of any securities index. Because the Applicants seek exemptive relief for an actively managed fund to issue exchange-traded shares, this application addresses not only the customary issues raised by an Index ETF proposal, but also the additional issues the Commission raised concerning the concept of an actively managed ETF.(9) Actively managed ETFs have


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(5)   The foreign equivalent of a Stock Exchange is referred to as a "Foreign
      Exchange."

(6)   The Initial Trust, Trust II, the AlphaDEX Trust, First Trust Advisors
      L.P. and First Trust Portfolios L.P. have received exemptive relief from
      Section 12(d)(1)(A) and (B) and Section 17(a) permitting, in part, certain investment companies and unit investment trusts to invest in shares of such Existing Trusts beyond the limits of Section 12(d)(1)(A) and (B) of the 1940 Act. See Investment Company Act Release Nos. 27812 (April 30,
      2007) (notice) and 27845 (May 30, 2007) (order) (the "Section 12(d)(1)
      Order"). The relief in the Section 12(d)(1) Order extends to any other registered open-end investment company created in the future and comprising part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as such Existing Trusts and their series. Accordingly, the Funds will rely on the relief granted in the Section 12(d)(1) Order.

(7) See, e.g., In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order), amended by In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28411 (September 29, 2008) (notice) and 28467 (October 27, 2008)
      (order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 28419 (September 29, 2008) (notice) and 28471 (October 27, 2008) (order); and In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order).

(8)   See supra note 1.

(9)   Investment Company Act Release No. 25258 (November 8, 2001).

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been trading since 2008 and are no longer novel. The Applicants believe that the relief sought does not raise any unique regulatory concerns and remains appropriate.

II.  THE APPLICANTS

     A.   The Existing Trusts.

     The Existing Trusts are each open-end management investment companies organized as Massachusetts business trusts. The Existing Trusts are, and each future Trust will be, registered under the 1940 Act with the Commission as open-end management investment companies and will offer and sell their respective Shares pursuant to registration statements filed with the Commission under the 1940 Act and the Securities Act of 1933 (the "Securities Act"). The Existing Trusts are each organized to be able to offer a number of separate investment portfolios (e.g., Funds). As of the date of the filing of this Application, Trust III has no series with publicly outstanding shares.(10) The Initial Trust, Trust II and the AlphaDEX Trust all currently have series with publicly outstanding shares; however, pursuant to relief previously granted by the Commission,(11) all of such series are Index ETFs as of the date of the filing of this Application.

     B.   The Advisor and Fund Subadvisors.

     First Trust Advisors L.P. or an entity controlling, controlled by or under common control with the Advisor will be the investment adviser to the Funds. The Advisor is an Illinois limited partnership, with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). The Advisor has not yet entered, but may in the future enter, into subadvisory agreements with one or more additional investment advisers to act as "subadvisors" with respect to particular Funds (each a "Fund Subadvisor"). Any Fund Subadvisor will be registered under the Advisers Act.


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(10)  On January 29, 2010, however, Trust III filed a registration statement on
      Form N-1A (amended on February 24, 2010 and currently pending), in respect of two initial series, each of which is an Active Equity Fund.

(11)  See the Prior Index ETF Orders, supra note 1.

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     C.   The Distributor.

     First Trust Portfolios L.P. (the "Distributor"), an Illinois limited partnership, will serve as the principal underwriter and distributor for each of the Funds. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor will distribute Shares on an agency basis. The Distributor is an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the 1940 Act. The Distributor will be identified as such in the current prospectus ("Prospectus") for each Fund.(12)

     D.   Other Service Providers.

     Each Trust expects to appoint an entity or entities that are not affiliated persons of the respective Trust to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the Funds. The identity of such service providers will be disclosed in the Prospectus and/or statement of additional information ("SAI") for each Fund. Each Trust and any securities lending agent will comply with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company. The entity providing custodial services is hereafter the "Custodian" and the entity serving as transfer agent for the respective Funds is hereafter the "Transfer Agent."

III. APPLICANTS' PROPOSAL

     A.   The Initial Fund.

     The Applicants currently intend to name the Initial Fund the First Trust 2020 Target Term Corporate Bond Fund, although the Applicants may change the name in the future. It is currently anticipated that the primary investment objective of the Initial Fund will be to provide steady income from coupon payments and return of principal at its target term date, currently expected to be set at December 31, 2020, or such other date as may be set forth in the Initial Fund's Prospectus. It is currently anticipated that the Initial Fund's secondary investment objective will be to seek additional total return. The Initial Fund is expected to invest primarily in investment-grade corporate bonds traded in the U.S. markets. It is anticipated that the principal of bonds that mature within approximately one year prior to the target term date will be reinvested into high quality money market instruments.

     The Initial Fund may modify its investment objectives and the Advisor may modify its methodology for the Initial Fund as it determines appropriate or necessary in pursuing the Initial Fund's investment objectives.

     B.   Benefits of Funds to Investors.


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(12)  Each Fund will comply with the disclosure requirements adopted by the
      Commission in Investment Company Act Release No. 28584 (January 13, 2009) (the "Summary Prospectus Rule").

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     Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Portfolio Deposit (defined below) and creating a Creation Unit to be broken down into individual Shares. As described below, the Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value ("NAV") should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists or market makers, as applicable (collectively referred to as "Market Makers"), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

     Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking returns in excess of the respective Fund's benchmark index.

     As in the case of Index ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that should normally be close to NAV; are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from their portfolios low cost basis securities through the in-kind redemption process; offer relatively low expenses compared to other actively managed investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends received on Portfolio Securities.

     C.   Procedures to Address Potential Conflicts of Interest.

     As described below, the material aspects of the Advisor's or any Fund Subadvisor's investment methodology, and the mechanics and timing of reconstituting or rebalancing, or other principal strategies for a Fund will be disclosed in the applicable Fund's Prospectus. In addition, on each Business Day (as defined below), before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on the Distributor's website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. Applicants will therefore be providing full and continuous disclosure of the composition and characteristics of the Fund's Portfolio Securities. The Advisor's and any Fund Subadvisor's Code of Ethics or policies and procedures will prohibit them from informing other clients of any changes in the methodology or Portfolio Securities of a Fund until such information is made available to the public. As a result, the Advisor's (or a Fund Subadvisor's) clients will not have access to information which serves as the basis for management of the Funds and therefore will not have any trading advantage over other investors. Applicants further believe that the disclosure of a Fund's Portfolio Securities would be unlikely to lead to "front running" or "free-riding" (where other persons mirror the Fund's investment strategies without paying the Fund's advisory fees) any more than is the case with Index

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ETFs now trading. Similarly, given the liquid nature of the Portfolio
Securities, the Applicants believe that it is unlikely that the announcement of a Fund's Portfolio Securities or Creation List (as defined below) will lead to any market disruption.

     The investment personnel of the Advisor's quantitative equity research group and portfolio management group will be involved in the final preparation and updating of the methodology and in determining whether to make any changes in Portfolio Securities. In addition to investment personnel of the Advisor, officers of the respective Trust and certain technology personnel (such as staff responsible for putting information on the Fund's website) may have access to information respecting changes to be made in Portfolio Securities prior to public announcement of such changes. The Advisor's Code of Ethics or policies and procedures, however, will prohibit the disclosure by its officers and employees of changes in the methodology and in Portfolio Securities prior to the public announcement of changes in Portfolio Securities or methodology, as applicable.

     Pursuant to Rule 206(4)-7 under the Advisers Act, the Advisor has, and any Fund Subadvisor will have, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Advisor and any Fund Subadvisor have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and rules thereunder. In addition, like the Advisor, the Distributor has adopted a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the rule.

     D.   Capital Structure and Voting Rights; Book Entry.

     Shareholders of a Fund will have one vote per share with respect to matters regarding the respective Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

     Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York ("DTC"), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as "Beneficial Owners") will be shown on the records of DTC or DTC participants ("DTC and DTC Participants"). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the respective Fund's expense through the customary practices and facilities of the DTC and DTC Participants.

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     E.   Exchange Listing.

     Shares will be listed on a Stock Exchange and trade in the secondary market in the same manner as other equity securities. Except as permitted by the relief requested from Section l7(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares. Neither the principal underwriter (e.g., the Distributor) nor any other affiliated person of the Fund, the Advisor, any Fund Subadvisor, or its promoter will maintain a secondary market in Shares. One or more Market Makers will be assigned to the Shares.(13) As long as the Funds operate in reliance on the requested Order, the Shares will be listed on a Stock Exchange. None of the Trusts, the Advisor, the Fund Subadvisors or the Distributor is an affiliate of a Stock Exchange.

     F.   Sales of Shares.

     Each Fund will sell Shares to investors through Authorized Participants (as defined below) only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. In order to keep costs at a low level and permit each Fund to be as fully invested as possible, Shares generally will be purchased utilizing an "in-kind" process in Creation Units in exchange for the deposit, by the purchaser through Authorized Participants, of a particular portfolio of securities (the "Deposit Securities" and each a "Deposit Security") designated by the Advisor, together with the deposit or refund of a specified cash payment as the case may be ("Cash Component"-collectively with the Deposit Securities, a "Portfolio Deposit"). A Trust will issue and sell Creation Units of the applicable Fund on any day that the Trust is open for business, including as required by Section 22(e) of the 1940 Act (each, a "Business Day"). The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time) on each Business Day. However, the NAV of certain Funds may be determined prior to 4:00 p.m. Eastern Time on each Business Day. Information regarding the determination of a Fund's NAV will be disclosed in its Prospectus and SAI.

     For Funds that utilize an "in-kind" process, a Creation Unit will generally be purchased or redeemed from the Funds for a basket of Deposit Securities or Fund Securities (as defined below) that corresponds pro rata, to the extent practicable, to the securities held by the Funds plus a specified cash payment; however, in certain cases, there may be differences between a basket of Deposit Securities or Fund Securities (as defined below) and a true pro rata slice of a


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(13)  If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Stock Exchange (including NYSE Arca, Inc. ("NYSE Arca")), one or more member firms of that Stock Exchange will act as Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

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Fund's portfolio.(14) Fund Securities (as defined below) received on redemption of a Creation Unit may not be identical to Deposit Securities deposited in connection with purchases of Creation Units for the same day.

     In addition to the Cash Component, the Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security (as defined below) of a Fund that is a "to-be-announced transaction" or "TBA Transaction." A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of the substituted cash-in-lieu amount in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security (as defined below).(15)

     The Funds' "in-kind" policy will minimize portfolio turnover and brokerage expenses. However, over time, the Trust may conclude that operating on an exclusively "in-kind" basis for one or more Funds may present operational problems for such Funds. Those circumstances may include situations when a Deposit Security may not be available in sufficient quantity for delivery, may not be eligible for transfer through the Shares Clearing Process (defined below), may not be eligible for trading by an Authorized Participant (defined below) or the party for which it is acting (including due to local trading restrictions such as requirements that securities be traded only for cash in local currency) or other circumstances. Therefore, each Fund may permit or require, under certain circumstances, an in-kind purchaser to substitute a cash-in-lieu amount or a different security in lieu of depositing some or all of the Deposit Securities.

     In order for the Trusts to preserve maximum efficiency and flexibility, the Trusts reserve the right to determine in the future that Shares of one or more of the Funds may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the respective Trust and the Advisor or Fund Subadvisor (if any) believed such method would substantially minimize such Trust's transactional costs or would enhance such Trust's operational efficiencies. For example, on days when a rebalancing of a Fund's portfolio is required, the Advisor might prefer to receive payment for the Creation Units in cash rather than in-kind securities so that it has the liquid resources at hand for the Trust to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to then sell many of such securities and acquire different securities, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.


--------------
(14) For example, in certain instances, a security may not be readily available. In addition, it is often impossible to break up Fixed Income Securities beyond certain minimum sizes needed for transfer and settlement, which may account for certain differences between a basket of Deposit Securities or Fund Securities and a true pro rata slice of a Fund's portfolio.

(15) Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security (as defined below) of any Fund.

     In order to defray the transaction expenses, including brokerage and operational processing costs and part or all of the spread between the expected bid and offer side of the market related to such Deposit Securities and/or substitute securities, that will be incurred by a Fund when investors purchase or redeem Creation Units, and other expenses, such as custody fees, stamp taxes and the like, each Fund will impose purchase and redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash or a different security in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities and/or disposing of the substituted securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units. The Transaction Fees relevant to each Fund and the method of calculating these Transaction Fees will be fully disclosed in the Prospectus and/or SAI of such Fund. Transaction Fees will be limited to amounts that have been determined by the Advisor or the Fund Subadvisor (if any) to be appropriate and will take into account transaction and operational processing costs associated with the relevant Deposit Securities and Fund Securities (as defined below) of the Funds. Variations in the Transaction Fees may be imposed as disclosed in each Fund's Prospectus and/or SAI, in accordance with Rule 22d-1 under the 1940 Act, and the method of determining such variations will be disclosed in each Fund's Prospectus and/or SAI. Applicants may determine to increase, decrease or otherwise modify a Transaction Fee. Such changes and variations will be effected by an amendment or supplement to the then current registration statement. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

     Creation Units will be aggregations of at least 25,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in a Fund beyond those limitations.(16)

     The Funds' Custodian, in consultation with the Advisor and/or the Fund Subadvisor (if any), will make available on each Business Day, immediately prior to the opening of trading on the Stock Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available. In the same manner, the Applicants or the Custodian will make available the previous day's Cash Component as well as the estimated Cash Component for the current day.


--------------
(16) See note 6, supra, regarding the Section 12(d)(1) Order received by First Trust Exchange-Traded Fund, et al.

     Creation Units may be purchased through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Shares Clearing Process (defined below) through the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency that is registered with the Commission (the "NSCC"), or (2) a DTC Participant, which in either case has executed an agreement with the Distributor and the Transfer Agent, with respect to purchases and redemptions of Creation Units (a "Participant Agreement"). In connection with International Funds, the Distributor and Transfer Agent will enter into one or more Participant Agreements with DTC Participants that have international operational capabilities. An investor does not have to be an Authorized Participant to purchase Creation Units, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders it receives to the respective Fund's Transfer Agent. Authorized Participants making payment for Creation Units must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Shares Clearing Process") or (2) deposit the Portfolio Deposit with the respective Trust "outside" the Shares Clearing Process through the facilities of DTC, subject to the following. The Shares Clearing Process is not currently available for purchases (or redemptions) of Creation Units of Shares issued by International Funds or by other Funds with respect to which one or more Deposit Securities or Fund Securities (as defined below), as applicable, are ineligible for clearing and settlement through DTC or would otherwise cause the Creation Unit to be ineligible for the Shares Clearing Process (International Funds, together with such other Funds, "Ineligible Funds"); hence, an entity purchasing (or redeeming) such Shares must do so "outside" the Shares Clearing Process. (See Section III.I below.) Once the Custodian has been notified of an order to purchase Shares of an International Fund, the Custodian will provide such information to the relevant sub-custodian(s) of each such International Fund.

     All standard orders to purchase a Creation Unit must be received by a Fund's Transfer Agent or Distributor, as applicable, no later than the order cut-off time as described in the Participant Agreement (ordinarily 4:00 p.m. Eastern Time) (the "Order Cut-Off Time") on the date such order is placed, in order for the creation of the Creation Units to be effected based on the NAV of the Shares as next determined on such date. In the case of custom orders,(17) the purchase order must be received by the Fund's Transfer Agent or Distributor, as applicable, no later than one hour prior to the Order Cut-Off Time (or such other time as specified in the Fund's Prospectus and/or SAI). Once a purchase order has been placed with the Distributor and received by the Transfer Agent, the Distributor shall cause the Advisor, Fund Subadvisor (if any) and Custodian


--------------
(17) A custom order may be placed by an Authorized Participant in the event that the applicable Trust permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting. A Fund may require custom orders for the purchase of Creation Units to be placed earlier in the day (for example, on days when the generally accepted close of the Stock Exchange or the applicable fixed income security market occurs earlier than normal (such as the day before a holiday)). In addition, it is possible that orders to purchase a Creation Unit of a Fund may not be accepted on any day when the applicable fixed income security markets are closed.

to be informed. With respect to International Funds, the Custodian will then inform the appropriate sub-custodian(s). The Authorized Participant will deliver to appropriate sub-custodian(s), on behalf of itself or the Beneficial Owner, the relevant Deposit Securities (or cash-in-lieu amount and any substitute securities), minus any Transaction Fee. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians; provided, however, that if a Deposit Security is an ADR or similar domestic instrument, it may be delivered to the Fund's Custodian.

     The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it if: (1) the purchaser or group of related purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Portfolio Deposit is not delivered; (3) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund (if it has elected to be treated as a regulated investment company ("RIC") for U.S. federal income tax purposes) to no longer meet the requirements of a RIC under the Internal Revenue Code of 1986, as amended (the "Code"); (4) the acceptance of the Portfolio Deposit would, in the opinion of the applicable Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the applicable Trust, relevant Fund or the rights of Beneficial Owners of the Fund; or (6) there exist circumstances outside the control of the Trust or the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Advisor, the Distributor, the Custodian, any relevant sub-custodian, the Transfer Agent, a Fund Subadvisor, NSCC or any other participant in the purchase process; the imposition by a foreign government or a regulatory body of controls, or other monetary, currency or trading restrictions which directly affect an International Fund's Portfolio Securities; and similar extraordinary events.

     The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus or summary prospectus,(18) if applicable, to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

     In general, Shares in a Creation Unit will be delivered to the purchaser upon the deposit of a Portfolio Deposit in payment for a Creation Unit. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of sufficient collateral pending delivery of the missing Deposit Securities, as


--------------
(18)  As defined in the Summary Prospectus Rule (a "Summary Prospectus").

described in the applicable Participant Agreement. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the applicable Trust of acquiring such Deposit Securities and the value of the collateral. The Prospectus and/or SAI of the relevant Fund may contain further details relating to such collateral procedures.

     1. Creation Procedures Applicable to the Funds. Other than for Ineligible Funds, an entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the respective Trust, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units placed through the Distributor, such Creation Units will be delivered to the purchaser thereof.

     An entity purchasing Creation Units outside the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. The higher Transaction Fee and the method of calculating such Transaction Fee will be disclosed in the relevant Fund's Prospectus and/or SAI. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Creation Units will be delivered to the purchasers thereof. (See Section III.I below regarding settlement and clearing procedures for Ineligible Funds outside of the Shares Clearing Process.)

     Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or on another investor's behalf) not later than the Order Cut-Off Time on the date such request is submitted, and (ii) arrangements satisfactory to the applicable Trust are in place for payment of the Cash Component and any other cash amounts which may be due, the respective Trust will accept the order, subject to its right (and the right of the Distributor or Advisor) to reject any order not submitted in proper form.

     Once the applicable Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, such Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit or cause the transmission of a confirmation of acceptance to the Authorized Participant that placed the order.

     Upon the deposit of a Portfolio Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.(19) When the Custodian has confirmed that the required Deposit Securities included in the Portfolio Deposit (or the cash value thereof) have been delivered to the


--------------
(19) As indicated above, to the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposit has not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral.

Custodian, the Custodian shall notify the Distributor, and the applicable Trust will issue and cause delivery of the Creation Unit of the Fund.

     With respect to International Funds, the sub-custodian(s) will confirm to the Custodian that the required Deposit Securities have been delivered, and the Custodian will then notify the Advisor and Distributor. The Custodian will cause the sub-custodian(s) of each International Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Deposit Securities included in the designated Portfolio Deposit (or the cash value of all or a part of such Deposit Securities, in the case of a permitted or required cash purchase or cash-in-lieu amount). Deposit Securities must be maintained at the applicable local sub-custodian(s).

     G.   Pricing.

     The price of Shares trading on the Stock Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all publicly traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. No secondary sales will be made to brokers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges. Although, based on conventional trading ranges, Applicants currently expect that the initial price per Share of Shares of the Initial Fund will fall in the range of $20 to $200, Applicants have not yet established the initial value per Share for the Initial Fund.

     H.   Redemption.

     Beneficial Owners of Shares may sell their shares in the secondary market but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Trust. An order to redeem Creation Units of a Fund may only be effected by or through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Trust. If the "in-kind" process is being utilized, Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities ("Fund Securities" and individually a "Fund Security").(20) The Trust will redeem Shares of each Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as provided by the relief for


--------------
(20) A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities. The Prospectus and/or SAI for a Fund will also state that an Authorized Participant that is not a Qualified Institutional Buyer ("QIB") as defined in Rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

International Funds requested herein. Redemption requests must be received by the Order Cut-Off Time (ordinarily 4:00 p.m. Eastern Time) to be redeemed that day. In the case of custom redemptions(21) the order must be received by the Transfer Agent or Distributor, as applicable, no later than 3:00 p.m. Eastern Time (or such other time as specified in the Fund's Prospectus and/or SAI). The applicable Trust's Custodian, through the NSCC, will make available immediately prior to the opening of business on the Stock Exchange (currently 9:30 a.m. Eastern Time) on each Business Day, the list of Deposit Securities (the "Creation List") which will be applicable to a purchase and the list of Fund Securities (the "Redemption List") that will be applicable to redemption requests received in proper form on that day (each subject to possible amendment or correction). In some instances, the Creation List may differ from the Redemption List. The Creation List and the Redemption List may differ in order to assist the Advisor in rebalancing a Fund or as the result of corporate actions.

     Each Fund will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share. At the discretion of the Fund, a Beneficial Owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm's restricted list. With respect to International Funds, this could also occur under certain circumstances, such as where it may not be permissible under current law or foreign stock exchange regulations to operate on an in-kind basis. In addition, certain holders of Shares of International Funds may be subject to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds, in which case the International Fund may adopt a policy that such holders may redeem Creation Units solely for cash. The Applicants currently contemplate that unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus or minus a "Cash Redemption Amount" as the case may be (collectively a "Fund Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the Fund Securities. Accordingly, to the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming investor to the respective Fund. A redeeming investor also will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.

     To the extent contemplated by a Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all of part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of a Fund, at or prior to the Order Cut-Off Time on


--------------
(21) Custom redemption orders may be placed by an Authorized Participant in the event that the applicable Trust permits or requires the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the applicable Trust.

the date such redemption request is submitted, the Transfer Agent may nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral pending delivery of the missing Shares. The Participant Agreement will permit the applicable Trust, on behalf of the Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the applicable Trust of acquiring such Shares and the value of the collateral. The Prospectus and/or SAI of the relevant Fund may contain further details relating to such collateral procedures.

     1. Redemption Procedures Applicable to the Funds. Other than for International Funds and other Ineligible Funds, Creation Units may generally be redeemed through the Shares Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases of Creation Units through the Shares Clearing Process. Creation Units may also be redeemed outside the Shares Clearing Process; however, a higher Transaction Fee may be charged. As noted above, redemptions of Creation Units of International Funds and other Ineligible Funds will be made only outside the Shares Clearing Process. (See Section III.I below regarding settlement and clearing procedures for Ineligible Funds outside of the Shares Clearing Process.) As also discussed above, a redeemer will pay a Transaction Fee to offset the Fund's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor.(22) An entity redeeming Shares outside the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. A redeemer receiving cash in lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above and will be calculated in the manner as disclosed in the Fund's Prospectus and/or SAI. In the case of Shares of International Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the Beneficial Owner or the Authorized Participant acting on behalf of such Beneficial Owner, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the Beneficial Owner nor the Authorized Participant acting on behalf of such Beneficial Owner has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdiction(s) and it is not possible to make other such arrangements, or if it is not possible to effect deliveries of the


--------------
(22) As indicated above, to the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Order Cut-Off Time on the date such redemption request is submitted, the Transfer Agent may nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral pending delivery of the missing Shares.

Fund Securities in such jurisdiction(s) and in certain other circumstances,(23) the International Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming Beneficial Owner will be required to receive its redemption proceeds in cash. In such case, the investor will receive a cash payment equal to the NAV (next determined after receipt of the redemption request) times the number of Shares in a Creation Unit of the relevant International Fund, minus the Transaction Fee.

     A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the respective Trust, and (ii) arrangements satisfactory to the respective Trust are in place for the Authorized Participant to transfer or cause to be transferred to such Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.

     Because each Fund will redeem Creation Units in-kind (except as otherwise specified in this Application), the Funds generally will not have to maintain significant cash reserves for redemptions. This will allow the assets of the Funds, under normal circumstances, to be as fully invested as possible. Accordingly, the Funds will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

     I.   Settlement and Clearing Outside the Shares Clearing Process.

     It is anticipated that Ineligible Funds settling and clearing outside of the Shares Clearing Process will generally settle and clear as follows. In particular, (i) U.S. government securities and any cash will clear and settle through the Federal Reserve System, (ii) Shares of the Funds, U.S. equity securities, and U.S. corporate and non-corporate (other than U.S. government) Fixed Income Securities will generally clear and settle through DTC and (iii) non-U.S. Fixed Income Securities, non-U.S. equity securities and non-U.S. money market securities will clear and settle through the appropriate foreign sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place. More specifically, purchases of Creation Units of Ineligible Funds are expected to settle as follows: on the settlement date, an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate Fixed Income Securities (other than U.S.


--------------
(23) The Applicants note that certain holders of Shares of particular International Funds may be subject to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, a Trust may adopt a policy with respect to such International Fund that such holders of Shares may redeem Creation Units solely for cash.

government securities) or U.S. equity securities through DTC to a DTC account maintained by the Ineligible Funds' Custodian or foreign sub-custodian, Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System, and Deposit Securities that are non-U.S. Fixed Income Securities, non-U.S. equity securities and non-U.S. money market securities through the appropriate foreign sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more of the missing Deposit Securities, required collateral), and the receipt of the Cash Component, the Custodian will notify the Distributor and the Advisor. The Trust will issue Creation Units and the Custodian will deliver the Shares representing the Creation Unit to the Authorized Participant through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of a redemption transaction essentially reverses the process described above. After a Fund has received a tender for redemption of a Creation Unit in proper form and the Authorized Participant transfers Shares representing the Creation Unit to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On the settlement date, assuming the Custodian has verified receipt of the Shares representing the Creation Units, the Custodian will transfer Fund Securities through the appropriate channels.

     Shares of each Ineligible Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Pending delivery of the missing Deposit Securities, Authorized Participants will be required to provide collateral to cover the failed delivery of missing Deposit Securities in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Funds will hold the collateral until the delivery of such Deposit Securities. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or has received collateral to cover the failed delivery of missing Deposit Securities) and the Cash Component. In the case of redemption transactions, the Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the Fund's Transfer Agent has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the Funds plan to settle transactions in U.S. equity securities, U.S. government securities, corporate Fixed Income Securities and non-corporate Fixed Income Securities (other than U.S. government securities) and Shares on the same T+3 (as described below) settlement cycle.

     Applicants do not believe that the clearing and settlement process described above for Ineligible Funds outside the Shares Clearing Process will affect the arbitrage of Shares of the Ineligible Funds.(24)


--------------
(24) The Applicants note that Shares of the Ineligible Funds typically will trade and settle on a trade date plus three business days ("T+3") basis. Where this occurs, the Applicants believe that Shares of each Ineligible Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares' T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Funds may trade in the secondary market at a price that reflects

     J.   Dividends, Distributions and Taxes.

     Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once per year, but a Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners of record with amounts received from each Fund.

     Each Fund that elects to be treated as a RIC for U.S. federal income tax purposes intends to make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by
Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

     K.   Shareholder Transaction and Operational Fees and Expenses.

     No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Applicants may determine, the Transaction Fees for purchase or redemption of Creation Units of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board and disclosed in the relevant Prospectus and/or SAI or a supplement or amendment to the then current registration statement.

     All other expenses incurred in the operation of a Trust will be borne by the applicable Trust and allocated among the various Funds, except to the extent specifically assumed by the Advisor, any Fund Subadvisor, or some other party. Operational fees and expenses incurred by a Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees (including subadvisory fees), custody fees, brokerage commissions, Commission registration fees, licensing fees, Stock Exchange listing fees, fees associated


--------------
      interest and coupon payments due on a T+3 settlement date, the Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. The Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Ineligible Funds. The Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual Fixed Income Security or baskets of Fixed Income Securities.

with securities lending, 12b-1 fees(25) and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses, Summary Prospectuses (if any) and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, "Shareholder Reports"); costs of preparing, printing and mailing proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by a Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Advisor or some other party.

     L.   Dividend Reinvestment Service.

     The Trusts will not make the DTC book entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their dividends. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Beneficial Owners participating in such a service.

     M.   Availability of Information.

     The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Distributor's website (www.ftportfolios.com), which will be publicly available prior to the public offering of Shares, will include the current Prospectus and Summary Prospectus (if any) for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day's reported NAV, either the mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price")(26) or the closing price, and a calculation of the premium and discount of the Bid/Ask Price or closing price against the NAV, and
(2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price or closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on the website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis


--------------
(25) A Trust may be authorized to implement a plan under Rule 12b-1 under the 1940 Act on behalf of a Fund and to assess a 12b-1 fee of up to 25 basis points, such fee to be calculated on the average daily NAV of the respective Fund. Such plan, if implemented, will be disclosed in the Fund's Prospectus.

(26) The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

for the Fund's calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.(27)

     Investors interested in a particular Fund can also obtain the applicable Trust's SAI, each Fund's Shareholder Reports and its Form N-CSR. The respective Trust's SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.

     In addition, because the Shares are listed on a Stock Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on brokers' computer screens and other electronic services. The Stock Exchange or a major market data vendor will disseminate widely every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component. The Applicants are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

     N.   Sales and Marketing Materials; Prospectus Disclosure.

     The Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional "open-end investment company" or "mutual fund." Although each Trust is or will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trusts nor any Fund will be marketed or otherwise held out as a "mutual fund" in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an "actively managed exchange-traded fund." No Fund marketing materials (other than as required by Form N-1A) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

     With respect to the Prospectus, Summary Prospectus (if any), SAI, Shareholder Reports, and any marketing or advertising materials, the same approach will be followed. For example, with respect to disclosure in the Prospectus and Summary Prospectus (if any), concerning the description of a Fund and its Shares, each Fund will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term "open-end investment company" will be used in the Fund's Prospectus only to the extent required by Form N-1A or other securities laws requirements, and this phrase will not be included on the cover


--------------
(27) Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

page of the Fund's Prospectus; (3) the Fund's Prospectus or Summary Prospectus (if any) will set forth the fact that the Shares will be listed on the Stock Exchange and will be redeemable in Creation Units only; (4) the Fund's Prospectus will disclose that the owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only; and (5) the Fund's Prospectus will disclose that the secondary market price of a Share may be less, more, or equal in value to the NAV of such Share. The detailed explanation of the purchase and redemption procedures for Creation Units will be included in the Fund's SAI.

     Neither a Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material in which features of obtaining, buying or selling Creation Units are described or in which there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

     Each Fund's Prospectus and/or SAI will also state that, while Creation Units of Shares may be redeemed, brokerage commissions and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit. After a Fund's Shares have traded for twelve months or more, the Fund's Prospectus and annual report (or website) will provide supplementary information on market premiums or discounts relative to the NAV to enable present Beneficial Owners and prospective investors to evaluate the relative desirability of the Shares' intraday marketability versus a conventional mutual fund's redeemability at NAV.

     O.   Third-Party Broker-Dealer Issues.

     Each Fund's Prospectus and/or SAI will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a "distribution," as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus and/or SAI that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

     For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The applicable Fund's Prospectus and/or SAI will state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as a statutory underwriter.

     The relevant Prospectus and/or SAI will also state that dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Stock Exchange in connection with a sale on the Stock Exchange is satisfied by the fact that the Fund's Prospectus is available from the Stock Exchange upon request. The Prospectus and/or SAI also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on a Stock Exchange. Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

          P.   Qualification as a Regulated Investment Company.

     If a Fund qualifies for, and elects treatment as, a RIC for U.S. federal income tax purposes, then such Fund will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

IV.  REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

     The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

     Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     A.   Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

     Section 5(a)(1) of the 1940 Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit each Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

     Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on a Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

     Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current Index ETFs and actively managed ETFs(28) to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between market price and NAV exists with actively managed ETFs, that is not the case here since each Fund's portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund's Portfolio Securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of Index ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, the Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     B.   Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

     Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

     Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on a Stock Exchange. The


--------------
(28)  See note 7, supra.

Shares will trade on and away from the Stock Exchange(29) at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

     The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.

     The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Trusts or Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the Funds could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Shares may be sold or acquired by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another broker or dealer in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

     Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

     Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling


--------------
(29) Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     C.   Section 22(e) of the 1940 Act.

     Section 22(e) of the 1940 Act provides that:

     No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except-

     (1)  for any period (A) during which the New York Stock
Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock
Exchange is restricted;

     (2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

     (3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

     The settlement of redemptions of Creation Units for transferring Portfolio Securities held by the International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in markets where those International Funds invest. The Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Fund Securities into the securities accounts of redeeming Authorized Participants or the Beneficial Owners on whose behalf they are acting, coupled with local foreign market holiday schedules, will require a delivery process that is longer than the seven calendar days required by Section 22(e). The Applicants therefore request relief from Section 22(e) in order to pay in-kind redemption proceeds within the maximum number of calendar days required for such payment or satisfaction in the principal local foreign markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle.

     Based on information available to the Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds is not expected to exceed fifteen calendar days for any of the Funds requiring relief from Section 22(e). Of course, it is possible that the introduction of new or special holidays,(30) the treatment by market participants of certain days as "informal holidays" (e.g., days on which no or


--------------
(30) Previously unscheduled holidays are sometimes added to a country's calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could increase the number of days necessary to satisfy a redemption request.

limited securities transactions occur, as a result of substantially shortened trading hours),(31) or changes in local securities delivery practices(32) could affect the information set forth herein at some time in the future. The SAI for each International Fund will disclose (i) the holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and (ii) the maximum number of days needed to deliver the proceeds for each such International Fund. The Applicants also intend to disclose in the SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption is made in proper form. The Applicants expect that each International Fund will deliver redemption proceeds within seven calendar days, except as otherwise disclosed in such International Fund's SAI.

     The Applicants propose that allowing redemption payments for Creation Units of an International Fund to be made within the number of days indicated above would not be inconsistent with the intent of Section 22(e) and would adequately afford investor protection. Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Under the Applicants' proposal, the Applicants would disclose in each International Fund's SAI that redemption payments will be effected within a certain number of calendar days following the date on which a request for redemption in proper form is made. Given the facts as described above and the explanation of the reasons for what amounts to a delay typically of a few days in the redemption process on certain occasions, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.

     On the basis of the foregoing, the Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed redemption cycles and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants further acknowledge that no relief obtained from the requirements of
Section 22(e) will affect any obligations the Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date. See Investment Company Act Release No. 23860.

     D.   Section 17(a) of the 1940 Act.

     Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("second tier affiliates"), from selling any security to or purchasing any security from


--------------
(31) A typical "informal holiday" includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday, in which early closures of the market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

(32) The Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market's standard settlement cycles (e.g., the U.S. markets' change to T+3 in 1995). It remains possible, although unlikely, that a particular market's settlement cycles for securities transfers could be lengthened in the future.

the company. The definition of "affiliated person" in Section 2(a)(3) of the 1940 Act includes any person that owns or controls 5% or more of an issuer's outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned or controlled by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)). Section 2(a)(9) of the 1940 Act defines "control" as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an "Affiliated Fund").

     Section 17(a) prohibits persons who are affiliated persons of a Fund under
Section 2(a)(3)(A) or (C) of the 1940 Act, by virtue of owning, respectively, 5% or more, or more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions.

     Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25% of the Shares of the respective Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

     Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section l7(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (l945). Applicants believe that with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above. The composition of a Portfolio Deposit made by a purchaser or Fund Redemption given to a redeeming investor will be the same regardless of the investor's identity, and will be valued under the same objective standards applied to valuing the Portfolio Securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind purchases and redemptions will afford no opportunity for an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares. Further, any such in-kind transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Fund's registration statement.

     The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving a Fund's objective(s). The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with a Fund's objective(s) and with the general purposes of the 1940 Act. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund.

     The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of a Trust to effect a transaction detrimental to a Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the 1940 Act.

V.   CONDITIONS

     The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

     1. Each Prospectus will clearly disclose that, for purposes of the 1940 Act, Shares are issued by the Fund, which is a registered investment company and that the acquisition of Shares by investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act is subject to the restrictions of
Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in
Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

     2. As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

     3. Neither the Trusts nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

     4. The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV, the Bid/Ask Price or closing price, and a calculation of the premium or discount of the Bid/Ask Price or closing price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price or closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

     5. The Prospectus and annual report (or website) for each Fund will include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus (or website), for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report (or website), for the immediately preceding five years (or for the life of the Fund, if shorter) and (b) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price or closing price calculated on a per Share basis for one-, five- and ten-year periods (or for the life of the Fund, if shorter).

     6. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

     7. The Advisor or Fund Subadvisor (if any), directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

     8. The requested order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange-traded funds.

VI.  NAMES AND ADDRESSES

     The following are the names and addresses of the Applicants:

            First Trust Advisors L.P.
            First Trust Portfolios L.P.
            First Trust Exchange-Traded Fund
            First Trust Exchange-Traded Fund II
            First Trust Exchange-Traded Fund III
            First Trust Exchange-Traded AlphaDEX(R) Fund
            120 East Liberty Drive
            Suite 400
            Wheaton, Illinois  60187

     All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

                                    FIRST TRUST EXCHANGE-TRADED FUND

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President


                                    FIRST TRUST EXCHANGE-TRADED FUND II

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President


                                    FIRST TRUST EXCHANGE-TRADED FUND III

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President


                                    FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President


                                    FIRST TRUST ADVISORS L.P.

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President


                                    FIRST TRUST PORTFOLIOS L.P.

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President


Dated:  July 15, 2010

VII. AUTHORIZATION AND SIGNATURES

     In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as President.


                                    FIRST TRUST ADVISORS L.P.

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President

Dated as of:  July 15, 2010

     In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III ("Trust III") and First Trust Exchange-Traded AlphaDEX(R) Fund (collectively, the "Trusts"). James A. Bowen is authorized to sign and file this document on behalf of the Trusts pursuant to (a) the general authority vested in him as President and (b)(1) for the Trusts other than Trust III, resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A-1 and (2) for Trust III, the written consent of the sole initial trustee, which is attached hereto as Appendix A-2.


                                    FIRST TRUST EXCHANGE-TRADED FUND

                                    FIRST TRUST EXCHANGE-TRADED FUND II

                                    FIRST TRUST EXCHANGE-TRADED FUND III

                                    FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                      FUND

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President

Dated as of:  July 15, 2010

     In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P. pursuant to the general authority vested in him as President.


                                    FIRST TRUST PORTFOLIOS L.P.

                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President

Dated as of:  July 15, 2010

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                    By: /s/  James A. Bowen
                                        ------------------------------
                                        Name:  James A. Bowen
                                        Title:  President

                                  APPENDIX A-1

        THE BOARDS OF TRUSTEES OF THE FIRST TRUST EXCHANGE-TRADED FUND,
  THE FIRST TRUST EXCHANGE-TRADED FUND II, AND THE FIRST TRUST EXCHANGE-TRADED
            ALPHADEX(R) FUND EACH ADOPTED THE FOLLOWING RESOLUTIONS

              WHEREAS, the First Trust Exchange-Traded Fund III (the "Initial Trust") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

              WHEREAS, the Prior Order granted relief not only to the Initial Trust and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that may use active management investment strategies; and

              WHEREAS, the Prior Order requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities"); and

              WHEREAS, the Initial Trust, the First Trust
         Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, and the First Trust Exchange-Traded AlphaDEX(R) Fund (collectively, the "Trusts") seek additional exemptive relief to establish Funds that may also invest primarily in securities other than Equity Securities, including, without limitation, fixed-income securities and investment company securities (collectively, "Other Securities"), or in a combination of Equity Securities and Other Securities;

              NOW THEREFORE BE IT

              RESOLVED, that James A. Bowen and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit Funds to invest primarily in Other Securities or in a combination of Equity Securities and Other Securities (as described in such Application or Applications); and it is further

              RESOLVED, that James A. Bowen and any other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

              RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                                  APPENDIX A-2

  THE SOLE INITIAL TRUSTEE OF FIRST TRUST EXCHANGE-TRADED FUND III ADOPTED THE
                    FOLLOWING RESOLUTIONS BY WRITTEN CONSENT

              WHEREAS, the First Trust Exchange-Traded Fund III ("ETF III") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and
         (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

              WHEREAS, the Prior Order granted relief not only to ETF III and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that may use active management investment strategies; and

              WHEREAS, the Prior Order requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities"); and

              WHEREAS, ETF III, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, and the First Trust Exchange-Traded AlphaDEX(R) Fund seek additional exemptive relief to establish Funds that may also invest primarily in securities other than Equity Securities, including, without limitation, fixed-income securities and investment company securities (collectively, "Other Securities"), or in a combination of Equity Securities and Other Securities;

              NOW THEREFORE BE IT RESOLVED, that James A. Bowen and any other appropriate officer of ETF III be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of ETF III and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit Funds to invest primarily in Other Securities or in a combination of Equity Securities and Other Securities (as described in such Application or Applications); and

              FURTHER RESOLVED, that James A. Bowen and any other appropriate officer of ETF III be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of ETF III such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

              FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, ETF III is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.